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                    CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
                           RATIO OF EARNINGS TO FIXED CHARGES
                                   TWELVE MONTHS ENDED

                                 (Thousands of Dollars)




                                                MARCH           MARCH
                                                1995            1994
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Earnings
  Net Income                                 $  745,989      $  693,892
  Federal Income Tax                            287,480         344,270
  Federal Income Tax Deferred                   172,450          58,130
  Investment Tax Credits Deferred                (9,560)        (11,450)
    Total Earnings Before
     Federal Income Tax                       1,196,359       1,084,842
  Fixed Charges*                                332,848         322,456

    Total Earnings Before Federal
     Income Tax and Fixed Charges            $1,529,207      $1,407,298




*Fixed Charges


Interest on Long-Term Debt                   $  281,656      $  272,152
Amortization of Debt Discount,
  Premium and Expenses                           11,487          10,221
Interest Component of Rentals                    18,554          18,912
Other Interest                                   21,151          21,171

  Total Fixed Charges                        $  332,848      $  322,456


Ratio of Earnings to Fixed Charges                 4.59            4.36






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